ALAMOS GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All amounts are expressed in United States dollars, unless otherwise stated)

This management’s discussion and analysis (“MD&A”) of the operating results and financial position of Alamos Gold Inc. and its subsidiaries ("the Company") is for the three-month period ended March 31, 2007 compared with the three-month period ended March 31, 2006. Together with the interim consolidated financial statements and related notes, the MD&A provides a detailed account and analysis of the Company’s financial and operating performance for the period.  The Company’s functional and reporting currency is the United States dollar. This MD&A is current to May 7, 2007 and should be read in conjunction with the Company’s Annual Information Form and other corporate filings available at www.sedar.com (“SEDAR”).  Management is responsible for the interim consolidated financial statements referred to in this MD&A, and provides officers disclosure certifications filed with securities commissions on SEDAR. The audit committee reviews the interim consolidated financial statements and MD&A, and recommends approval to the Company’s Board of Directors.

The MD&A should be read in conjunction with the interim consolidated financial statements of the Company and related notes, which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Refer to Note 2 of the December 31, 2006 and 2005 consolidated financial statements for disclosure of the Company’s significant accounting policies. Refer to Note 3 of the March 31, 2007 interim consolidated financial statements for a discussion of changes in accounting policies and presentation.

Note to U.S. Investors

All references to mineral reserves and resources contained in this MD&A are determined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators (“CSA”) and Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) standards.  While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under the Securities and Exchange Commission (“SEC”) standards in the United States (“U.S.”).  As such, information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category of resource.  Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into proven and probable reserves.

Overview:

Alamos Gold Inc. is a publicly traded company on the Toronto Stock Exchange (TSX: AGI). The Company owns 100% of the 28,500-hectare Salamandra group of concessions located in the state of Sonora in northwest Mexico. The Salamandra group of concessions includes the Mulatos mine and more than nine other prospective exploration targets.

The Company achieved commercial production at its Mulatos mine (the “Mine”) on April 1, 2006. Phase 1 development of the Mine was completed in February 2006 following the successful commissioning of its three-stage crusher and conveying system. Planned ore production in Phase 1 was 10,000 tonnes of crushed ore per day. The Company achieved intermittent Phase 2 expansion rates of 15,000 tonnes of crushed ore per day during the third quarter of 2006. The Company produces gold in dore bars for shipment to a refinery. Gold may be sold in refined form or as dore.

Ore production from the Mine is derived from the Estrella Pit. Proven and probable reserves in the Estrella Pit as at December 31, 2006 were 31.9 million tonnes grading 1.64 grams per tonne of gold (“g/t Au”) or approximately 1.7 million contained ounces of gold.

Global proven and probable reserves for the Estrella Pit, Escondida and El Salto/Mina Vieja areas as at December 31, 2006 totaled 39.7 million tonnes grading 1.61 g/t Au representing approximately 2.1 million contained ounces of gold. Global measured and indicated resources (inclusive of reserves) are 86.4 million tonnes grading 1.24 g/t Au at a 0.5 g/t Au cut-off, or approximately 3.4 million contained ounces of gold. The Company expects to announce resources at the El Victor project area in the second half of 2007.

The Salamandra group of concessions surrounding the Mine consists of 28,500 hectares of mining claims that contain both advanced and grassroots exploration prospects. There are several advanced exploration projects near the Estrella Pit that have the potential to continue to add resources and reserve ounces to the global Mulatos deposit, including both mineralization extensions and satellite deposits.

First Quarter 2007 Highlights:

During the three-month period ended March 31, 2007, the Company:

▪

Recognized net earnings of $1.2 million ($0.01 per share), compared to $0.6 million ($0.01 per share) in the first quarter of 2006.

▪

Reported cash flows from operating activities of $3.4 million, compared to $0.5 million in the first quarter of 2006.

▪

Sold 27,200 ounces of gold at an average realized price of $623 per ounce of gold for gold sales revenues of $17 million.

▪

Produced 25,310 ounces of gold at a cash operating cost of $332 per ounce of gold sold (total cash cost inclusive of royalties of $364).

▪

Announced revised proven and probable reserves totaling 2.1 million contained ounces of gold incorporating the Estrella Pit and the Escondida and El Salto/Mina Vieja project areas.

▪

Reported a 70% increase in resources at the Escondida project area to 615,000 contained ounces of gold.

▪

Realized a cash margin per ounce of gold sold of $259.

Results of Operations

Gold production at the Mine in the first quarter of 2007 was 25,310 ounces of gold in dore and gold sales were 27,200 ounces. Gold production of 20,950 ounces and gold sales of 22,670 ounces in the first quarter of 2006, were lower as the Company was in a pre-commercial phase. All reported Mine production is subject to final refinery settlement.

The table below outlines key quarterly production indicators during the first quarter of 2007 compared with the first quarter quarter of 2006 and the 2006 year:

Production summary	Q1 2007 (3 months)	Q1 2006 (3 months) (1)	2006 (12 months)

Gold production – ounces (2)	25,310	20,950	101,170

Ore mined – tonnes	1,035,000	1,166,000	4,577,000
Waste mined – tonnes	2,321,000	2,198,000	10,357,000
Total tonnes mined	3,356,000	3,364,000	14,934,000

Tonnes of ore crushed	1,050,000	332,000	3,452,000

Tonnes of ore mined per day	11,400	13,100	12,600
Tonnes of ore crushed per day (1)	11,500	6,400	11,500

Waste-to-ore ratio	2.24	1.89	2.26

Grade (g/t Au)	1.73	1.47	1.66

(1)

Tonnes of ore crushed per day for Q1 2006 reflects the results of March 2006 only as the crushing and conveying system was successfully commissioned in February 2006.

(2)

Q1-2006 reported gold production has been adjusted to reflect final settlement amounts. Q1-2007 and 2006 reported gold production is subject to final settlement.

Gold production increased 21% in the first quarter of 2007 compared to the prior year period. During the first quarter of 2006, the Company was in a pre-commercial phase stacking un-crushed run-of-mine and colluvial material on the leach pad. Gold recoveries from un-crushed material are lower than recoveries of ore crushed to the optimal discharge size of 80% passing 3/8th of an inch.

The table below compares costs in the first quarter of 2007 to the first quarter of 2006 and the 2006 year:

Costs per tonne summary	Q1 2007 (3 months)	Q1 2006 (3 months)	2006 (12 months)
Mining cost per tonne of ore and waste	$1.31	$1.29	$1.12

Waste-to-ore ratio	2.24	1.89	2.26

Mining cost per tonne of ore	$4.25	$3.71	$3.66
Crushing cost per tonne of ore	$2.23	$2.28	$1.84
Processing cost per tonne of ore	$2.16	$1.45	$1.85
Administration cost per tonne of ore	$1.11	$1.22	$1.10

Total cost per tonne of ore	$9.75	$8.66	$8.45

Total cost per tonne of ore increased approximately 13% in the first quarter of 2007 compared to the same period in 2006. This increase in total cost per tonne of ore is attributable primarily to higher mining and processing costs.

Mining cost per tonne of ore and waste was $1.31 in the first quarter of 2007, consistent with the comparable period of 2006. Mining costs in the three-month period ended March 31, 2007 included significant costs related to scheduled maintenance on the Company’s mobile equipment fleet. Mining cost per tonne of ore and waste is budgeted to steadily decrease throughout 2007 as the volume of ore and waste mined increases.

Mining cost per tonne of ore in the first quarter of 2007 was $4.25 or 15% higher than in the first quarter of 2006. This increase is due to higher budgeted maintenance costs in 2007 and a higher waste-to-ore ratio. The waste-to-ore ratio in the first quarter of 2007 was 2.24 or 19% higher than in the three-month period ended March 31, 2006.

Crushing cost per tonne of ore in the first quarter of 2007 of $2.23 is consistent with the prior period.  In the first quarter of 2007, the Company crushed 1,050,000 tonnes of ore compared with 332,000 tonnes in the same period of 2006 as the crusher only became operational in February of 2006. The number of crushed tonnes remains below budgeted levels of 15,000 tonnes of crushed ore per day, or 1,350,000 tonnes of crushed ore per quarter. The Company was able to reduce the crusher discharge size in the first quarter of 2007 to approximately 7/16th of an inch, however, the focus on crushed ore size resulted in lower crusher throughput. Crusher performance is expected to improve with the implementation of an additional crusher between the existing primary and secondary crusher. This new crusher is expected to result in smaller diameter feed into the existing secondary and tertiary crushers, which should produce a more consistent final crushed ore product and provide additional capacity. The new crusher is expected to be operational in June 2007. Higher crusher throughput should result in lower crushing cost per tonne.

Processing cost per tonne of ore in the first quarter of 2007 increased 49% over prior period levels. Processing costs include expenditures incurred with respect to the leach pad, gold recovery plant and refining activities. The significant cost increase in the three-months ended March 31, 2007 compared with the same period of 2006 is primarily attributable to increased consumption of lime and cyanide. The increase in lime consumption is due to higher levels of sulphide ore stacked in the first quarter of 2007 as additional lime is required to balance the ph level of the leach pad. Cyanide consumption increased in the first quarter of 2007 as cyanide application rates were increased to improve leach pad performance. Subsequent testing revealed that elevated cyanide application rates contributed to quicker gold recovery, but did not increase the ultimate level of gold recovery over time. As a result, higher cyanide application rates were discontinued, and lower cyanide consumption is expected for the remainder of 2007. Another factor contributing to higher cyanide costs in the first quarter of 2007 is that the per unit cost of cyanide to the Company has increased approximately 24% since the comparable period of 2006. The increases in processing costs are expected to be partially offset by budgeted cost improvements through the mechanization of the ore-stacking and lime-application processes.

Administration cost per tonne of ore in the first quarter of 2007 was $1.11 compared with $1.22 in the same period of 2006. The decrease in administration cost per tonne of ore is due primarily to lower road maintenance costs at the Mine.

Cash operating cost per ounce of gold sold was $332 in the first quarter of 2007 compared to $308 in the first quarter of 2006 and $294 for the year ended December 31, 2006. Cash operating costs in the first quarter were adversely affected by higher mining and processing costs and a high waste-to-ore ratio for expansion ore availability.

Lower recoveries from coarsely crushed overliner and high-grade, low recovery material that was stacked on the leach pad in late 2006 and early 2007 also contributed to higher per ounce costs.

Gold recovery rates are sensitive to crush size with finer crushed material yielding higher recovery. The optimal crush size is 80% passing 3/8th of an inch. During the first quarter of 2007, the Company achieved an average size of crushed ore stacked on the leach pad of 80% passing 7/16th of an inch. This represented an improvement from the fourth quarter of 2006 when the average crusher discharge size approximated 80% passing one-half of an inch. The new crusher that is in the process of being installed is expected to assist the Mine in achieving the optimal crush size and increased throughput.  Continuing to reduce crush size is expected to improve gold recoveries, which is expected to result in increased gold production and reduced cash operating costs per ounce.

During the first quarter of 2007, the Company conducted a comprehensive test of a section of the leach pad to evaluate leach pad performance to date. The test was conducted on an area of the leach pad consisting of fine crushed material that had been under leach for 115 days. This section of the leach pad was trenched to a depth of five meters, visually inspected to assess percolation, and samples were obtained for analysis. The samples derived from the leach pad were assayed and bottle roll tests were conducted to evaluate future probable gold extraction rates. The results of this testing were positive as the Company was able to conclude that there were no percolation, segregation or channeling issues in this area of the pad. Further, analysis of the crushed ore samples revealed that approximately 80% of the expected recoverable gold had been recovered within the first 115 days of leaching, and recovery of the additional 20% is probable over time. Additional testing of other sections of the leach pad is ongoing.

Cautionary Non-GAAP Statements

The Company believes that investors use certain indicators to assess gold mining companies. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP. “Cash flow from operating activities before changes in non-cash working capital” is a non-GAAP performance measure which could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in non-cash working capital to “Cash provided by (used for) operating activities” as presented on the Company’s consolidated statements of cash flows. “Mining cost per tonne of ore” is a non-GAAP performance measure which could provide an indication of the mining and processing efficiency and effectiveness at the Mine. It is determined by dividing the relevant mining and processing costs by the tonnes of ore processed in the period. “Cost per tonne of ore” is usually affected by operating efficiencies and waste-to-ore ratios in the period. “Cash operating cost per ounce” and “total cash cost per ounce” as used in this analysis are non-GAAP terms typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. These non-GAAP terms are also used to assess the ability of a mining company to generate cash flow from operations. There may be some variation in the method of computation of “cash operating cost per ounce” as determined by the Company compared with other mining companies. In this context, “cash operating cost per ounce” reflects the cash operating cost allocated from in-process and dore inventory associated with ounces of gold sold in the period. “Cash operating cost per ounce” may vary from one period to another due to operating efficiencies, waste-to-ore ratios, grade of ore processed and gold recovery rates in the period. “Total cash cost per ounce” includes “cash operating cost per ounce” plus applicable cash royalties.

Financial Highlights

A summary of the Company’s financial results for the three-month periods ended March 31, 2007 and 2006 is presented below:

	Q1 2007	Q1 2006	% Change

Cash provided by operating activities before changes in non-cash working capital (000) (1)	$4,940	$3,542	39%
Changes in non-cash working capital (000)	($1,523)	($3,067)	51%
Cash provided by operating activities (000)	$3,417	$475	619%

Earnings before income taxes (000)	$2,023	$873	132%
Net earnings (000)	$1,189	$573	108%
Earnings per share – basic and diluted	$0.01	$0.01	-
Weighted average number of common shares outstanding - basic - diluted	93,726,000 96,523,000	79,736,000 86,164,000

(1) A non-GAAP measure calculated as cash provided by operating activities as presented on the consolidated statements of cash flows and adding back changes in non-cash working capital.

In the first quarter of 2007, the Company generated $3.4 million in cash flows from operating activities, compared to $0.5 million in the prior period. Investments in non-cash working capital in the first quarter of 2007 of $1.5 million were primarily in leach-pad gold inventory and Mexican value added tax receivables, offset by a reduction in dore gold and parts and supplies inventories.

The Company recognized earnings before income taxes of $2.0 million in the first quarter of 2007 compared with $0.9 million in the same period of 2006. Net earnings after income taxes increased 108% to $1.2 million in the three months ended March 31, 2007 compared to $0.6 million in the comparable period of 2006.

Gold Sales

Details of gold sales are presented below:

	Q1 2007	Q1 2006	% Change

Gold sales – ounces	27,200	22,670	20%
Gold sales revenues (000)	$16,958	$12,490	36%
Realized gold price per ounce	$623	$551	13%
Average gold price for period (London PM Fix)	$650	$554	17%

Gold sales were 27,200 ounces in the first quarter of 2007, an increase of 20% over the 22,670 ounces of gold sold in the same period of 2006.

Gold sales revenues were $17.0 million in the first quarter of 2007, 36% higher than gold sales revenues of $12.5 million in the first quarter of 2006. The increase in gold sales revenues is due to a combination of a 20% increase in the number of ounces sold and a 13% increase in the Company’s realized gold price. The Company realized an average gold price of $623 per ounce in the first quarter of 2007, compared to an average London PM Fix spot gold price of $650 for the period.

The Company generally contracts for the sale of gold twice monthly, but may fix the price at various points in a quarter with the intent of achieving the average London PM Fix spot gold price for the quarter. Periodically, the Company may fix the selling price by entering into forward gold sales to lock in a favorable price or provide protection from downside risk.

The spot price of gold increased throughout the first quarter of 2007, resulting in the average London PM Fix spot price of $650 for the first quarter being slightly higher than the Company’s average realized gold selling price. The Company anticipates that its realized gold price in the second quarter of 2007 will more closely approximate the average London PM Fix spot price for that period.

Operating Expenses and Operating Margins

Mine operating costs allocated to ounces sold are summarized in the table below for the periods indicated:

	Q1 2007	Q1 2006	% Change

Gold production – ounces (1)	25,310	20,950	21%
Gold sales – ounces	27,200	22,670	20%

Cash operating costs (000)(2)	$9,019	$6,975	29%
- Per ounce sold	$332	$308	8%

Royalties and production taxes (000)(3)	$892	-	N/A
Total cash costs (000)(4)	$9,911	$6,975	42%
- Per ounce sold	$364	$308	18%

Amortization (000)	$2,455	$1,931	27%
Accretion of asset retirement obligations (000)	$44	$38	16%
Total production costs (000)(5)	$12,410	$8,944	39%
- Per ounce sold	$456	$394	16%

- Realized gold price per ounce	$623	$551	13%
- Realized cash margin per ounce (6)	$259	$243	7%

(1)  Q1-2007 reported gold production is subject to final settlement.

(2) Cash operating costs is a non-GAAP measure which includes all direct mining costs, refining and transportation costs and by-product credits. Cash operating costs is equivalent to mining and processing costs as reported in the Company’s financial statements.

(3) Production royalties are included as of April 1, 2006 at 5% of net precious metals revenues (as determined in accordance with the royalty agreement).

(4) Total cash costs is a non-GAAP measure which includes all cash operating costs and royalties and production taxes. Total cash costs is equivalent to mining and processing costs and royalties as reported in the Company’s financial statements.

(5) Total production costs is a non-GAAP measure which includes all total cash costs, amortization, and accretion of asset retirement obligations. Total production costs is equivalent to mining and processing costs, royalties, amortization and accretion of asset retirement obligations as reported in the Company’s financial statements.

 (6) Realized cash margin per ounce is a non-GAAP measure which is calculated as the difference between the Company’s gold sales and mining and processing and royalty expenses as reported in the Company’s financial statements.

Production from the Mine is subject to a sliding scale production royalty commencing on commercial production which was established by agreement on April 1, 2006. At current gold prices above $400, the royalty is set at a rate of 5% of the value of gold and silver, less certain allowed refining and transportation costs. Valuations are based on average London PM Fix gold market prices, not actual prices realized by the Company. With the achievement of commercial production on April 1, 2006, the Mine’s production to a maximum of 2 million ounces of gold is subject to royalty. Royalty expenses in the first quarter of 2007 totaled $892,000 compared with $nil in the same period of 2006.

Exploration

Exploration costs charged to operations during the three-months ended March 31, 2007 totaled $593,000 compared with $406,000 in the same period of 2006.

The increase in exploration expenditures charged to operations in 2007 reflects increased activity on exploration projects which do not meet the criteria for classification as mine development costs eligible for capitalization. Exploration costs for the first quarter of 2007 related primarily to drilling in the Gap area, costs associated with modeling the El Victor resource area, administrative expenses and property tax payments.

Corporate and Administrative

Corporate and administrative expenses were $872,000 in the first quarter of 2007 compared to $715,000 in the comparable period of 2006. The key components of this expense are detailed below:

	Q1 2007 ($000)	Q1 2006 ($000)
Salaries and management fees	412	311
Legal, audit and accounting	85	42
Office and administration	159	153
Shareholder communications	79	103
Travel and accommodation	60	18
Trust and filing fees	77	88
	872	715

The increase in corporate and administrative expenses in the three months ended March 31, 2007 as compared to the same period of 2006 is primarily attributable to additional activity at the Company’s corporate head office in Toronto and administration office in Hermosillo, Mexico.

Salaries and management fees of $412,000 increased 33% in the first quarter of 2007 over the same period in 2006 due primarily to the addition of staff and salary increases effective in the second quarter of 2006.

Legal, audit and accounting fees of $85,000 have increased from $42,000 in the three-month period ended March 31, 2006 as the Company’s audit and related fees have increased substantially.

Office and administration fees of $159,000 in the first quarter of 2007 are consistent with prior period amounts. Shareholder communications costs of $79,000 in the three months ended March 31, 2007 are 23% lower than in the prior period due to lower conference attendance and related fees. Travel and accommodation expenses were higher in the first quarter of 2007 due to increased travel between the corporate head office in Toronto and the Mine in Mexico. Trust and filing fees in the first quarter of 2007 were below prior period amounts.

Corporate and administrative costs in 2007 are expected to approximate $3.8 million.

Stock-based Compensation

Stock-based compensation expense for the three-month period ended March 31, 2007 was $438,000 compared to $140,000 in the same period of 2006. The value of stock-based compensation expense is added to the contributed surplus account within shareholders’ equity, resulting in no net effect on total shareholder’s equity.

Higher stock-based compensation expense in the first quarter of 2007 is the result of vesting provisions the Company implemented effective December 2005. Under the vesting provisions, 20% of all stock options granted vest on the date of grant and 20% at each subsequent six-month period. The vesting provisions result in the market value of stock option grants being charged to expense in accordance with the vesting terms of the option.

Stock-based compensation expense in the first quarter of 2006 of $140,000 represented the amortization of the market value of an option grant in December 2005. In the first quarter of 2007, stock-based compensation expense of $438,000 reflects the amortization of the December 2005 grant, as well as two additional stock option grants in 2006.

No stock options were granted in the three-month periods ended March 31, 2007 and 2006.

Accretion of Asset Retirement Obligation

The asset retirement obligation on the Company’s balance sheet of $2,692,000 as at March 31, 2007 reflects the discounted value of the amount the Company expects to incur on closure of the Mine for reclamation and reforestation activities. The related accretion expense represents the increase in the liability due to the passage of time. Accretion of asset retirement obligation expense of $44,000 in the first quarter of 2007 compared to $38,000 in the comparable period of 2006. Quarterly additions to the asset retirement obligation reflect the recognition of additional liabilities associated with increased volumes in the waste dump.

Employee Future Benefits

In April 2006, the Company established a subsidiary employment services company in Mexico. Prior to this, all staff were contract workers paid through an independent third-party company. The transition to a subsidiary company resulted in the Company being required to recognize employee future benefit liabilities associated with its Mexican work force. The Company hired an independent consultant to review and calculate the liability for seniority premiums and termination benefits in accordance with Mexican Labour Law. As at December 31, 2006, the Company accrued an employee future benefit liability of $350,000. Employee future benefits expense of $87,000 in the first quarter of 2007 is a non-cash charge reflecting the increase in the present value of the employee future benefit liability to $431,000

Interest Income

Interest income earned in the three-month period ended March 31, 2007 was $64,000 compared with $65,000 in the same period of 2006.

Interest Expense

Interest expense for the three-month periods ended March 31, 2007 and 2006 is composed of the following:

	Rate	Q1 2007	Q1 2006
Convertible debentures (000)	5.5%	17	607
Capital lease obligations (000)	LIBOR + 4.1%	197	109
Bank loan (000)	LIBOR + 2.75% (drawn)	77	67
		291	783

Interest expense related to the convertible debentures of $17,000 in the first quarter of 2007 is substantially lower than the $607,000 expense in the first quarter of 2006. In the second quarter of 2006, approximately 97% of the outstanding convertible debentures were converted into common shares of the Company. Interest expense related to the remaining outstanding convertible debentures is approximately $70,000 annually.

Interest expense on capital lease obligations in the first quarter of 2007 was $197,000 compared to $109,000 in the three months ended March 31, 2006. The increase in interest expense related to capital leases is due to a higher capital lease obligation as five additional capital leases were entered into subsequent to March 31, 2006.

Interest on the Company’s revolving credit facility is charged at LIBOR + 2.75% on the drawn portion. In addition, a stand-by charge equal to 0.75% of the un-drawn balance is charged. Lower interest expense related to the bank loan was incurred in the first quarter of 2007 compared to the same period in 2006, as the average outstanding loan balance was higher in the three-month period ended March 31, 2006.

Financing Charges

Financing charges in the first quarter of 2007 were $nil compared with $140,000 in the comparable period of 2006. Financing charges in the first quarter of 2006 represented the amortization of deferred financing costs associated with the Company’s convertible debenture liability. All deferred financing costs were written off in the second quarter of 2006 in conjunction with the early conversion of the majority of the outstanding convertible debentures.

Accretion of Convertible Debenture Discount

Accretion expense for the three months ended March 31, 2007 of $15,000 compared to $485,000 in the same period of 2006. The early conversion of the convertible debentures in the second quarter of 2006 resulted in a 97% reduction in future accretion expenses related to the convertible debenture. Accretion expense is expected to continue to be minimal in future periods.

Foreign Exchange Loss

The Company recognized a foreign exchange loss of $176,000 in the three-month period ended March 31, 2007 compared with $nil in the same period of 2006.

The foreign exchange loss in the first quarter of 2007 was attributable to the weakening of the Mexican peso against the United States dollar during the period. Between January 1, 2007 and March 31, 2007, the exchange rate decreased approximately 2% from US$1=10.82 Mexican pesos to US$1=11.03 Mexican pesos. As a result, the Company recognized a foreign exchange loss on its net Mexican peso-denominated monetary asset position in Mexico.

The Company’s exposure to foreign exchange gains or losses on its Canadian dollar-denominated financial assets and liabilities in 2007 is minimal, as the Company maintains cash in Canadian dollars sufficient to offset the remaining exposure to its Canadian dollar denominated convertible debenture liability.

Significant volatility in the Mexican peso compared to the United States dollar could continue to result in foreign exchange gains or losses in 2007. Declines in the value of the Mexican peso relative to the United States dollar will result in a foreign exchange loss on the Company’s Mexican value added tax receivable, which would be partially offset by the Company’s Mexican peso-denominated accounts payable and accrued liabilities.

Income Taxes

Current tax expense in the first quarter of 2007 of $134,000 represents a 10% withholding tax on inter-company interest charged by the Company’s Canadian parent to the Mexican operating subsidiary. The Company began charging inter-company interest effective October 1, 2006 and will continue to do so throughout 2007. Future withholding tax charges will depend on prevailing interest rates and the timing of re-payment of inter-company loans.

Future income tax expense for the first quarter of 2007 was $700,000 compared to $300,000 in the same period of 2006. The Company has provided for future income taxes for the three months ended March 31, 2007 using an estimated 2007 effective tax rate of 35%. Statutory tax rates in Mexico and Canada are 28% and 36% respectively. The effective tax rate for 2007 will be adjusted quarterly to reflect the actual level of profits achieved in Mexico, and other factors such as the inflation rate in Mexico and foreign exchange gains and losses, which cannot be forecast with any certainty.

Summary of Quarterly Results

The following table summarizes quarterly results for the past eight quarters. Quarterly gold production has been adjusted to reflect final settlements, where applicable.

	Q2 2005	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006	Q4 2006	Q1 2007

Gold production (ounces)	-	2,130	5,517	20,950	23,620	24,880	31,720	25,310
Gold sales (ounces)	-	1,000	4,950	22,670	23,780	19,500	25,270	27,200
Gold sales ($000)	-	441	2,285	12,490	14,700	12,165	15,299	16,958
Earnings (loss) from operations ($000)	(2,166)	(973)	(2,060)	2,285	2,188	1,634	1,446	2,558
Net earnings (loss) ($000)	(2,474)	(2,448)	(3,143)	572	(287)	835	856	1,189
Net earnings (loss) ($ per share) – basic and diluted	(0.03)	(0.03)	(0.04)	0.01	(0.08)	0.01	0.01	0.01

The Company was in the pre-commercial stage during 2005 and had no significant revenues. Accordingly, losses were reported during these periods. Commercial production commenced in the second quarter of 2006, however, a loss was incurred as significant charges related to the early conversion of the majority of the Company’s convertible debenture liability were incurred. The $0.08 loss per share in the second quarter of 2006 includes a $5.9 million debt settlement charge to retained earnings in relation to conversion of the convertible debentures. Gold sales revenues and net earnings have increased consistently in the most recent three quarters as the Company has increased the number of gold ounces sold and has realized a higher gold price per ounce.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and the liability portion of a convertible debenture, some of which are denominated in Canadian dollars or Mexican pesos. These accounts are recorded at cost in United States dollars, which approximates fair value, except for the convertible debenture, which approximates its accreted value at each reporting period in United States dollars. The Company is exposed to financial gain or loss as a result of foreign exchange movements against the United States dollar.

The Company’s cash and cash equivalents may be invested in short-term liquid deposits or investments which provide a revised rate of interest upon maturity.

In addition to United States dollar costs, the Company also incurs operating costs denominated in both the Canadian dollar and the Mexican peso. Accordingly, the Company’s operating costs are affected by changes in foreign exchange rates in those currencies.

The Company has elected not to hedge its exposure to fluctuations in the Canadian dollar by buying fixed rate forward contracts in Canadian dollars as the potential exposure related to the Company’s Canadian dollar denominated operating costs is currently insignificant.

The Company has exposure to monetary assets and liabilities denominated in Mexican pesos, and significant outstanding amounts receivable or accounts payable denominated in Mexican pesos could result in a foreign exchange gain or loss. In the first quarter of 2007, the Mexican peso weakened approximately 2.0% against the United States dollar. The Company has elected not to hedge this exposure by buying fixed rate forward contracts in Mexican pesos at this time as it has monetary liabilities denominated in Mexican pesos which partially offset this exposure and as the exchange rate for the Mexican peso has been relatively stable in recent years.

At March 31, 2007, the Company had outstanding gold forward contracts to sell 6,100 ounces of gold in April 2007. These contracts were not designated as hedges at inception. The mark-to-market valuation of these contracts resulted in a loss of $121,000 in the first quarter of 2007 which has been classified within other loss in the Company’s financial statements.

The Company contracts for future gold sales to closely match expected delivery dates within the current financial quarter. At this time, the Company does not anticipate entering into long-term forward sales contracts as the gold price currently appears to have some upward bias due to strong physical and investment demand. The Company will continually monitor the effectiveness of this policy.

Investment in Mineral Property, Plant and Equipment

Cash invested in mineral property, plant and equipment for the three-month period ended March 31, 2007 is as follows:

Investments in:	Q1 2007 ($000)
Mineral property and mine development	407
Mining equipment	23
Crusher and conveyor	1,052
Leach pad expansion	914
Other mine infrastructure	549
Office and computer equipment	16
Cash invested in mineral property, plant and equipment	2,961

Capital projects in the first quarter of 2007 were focused on the installation of the new crusher, leach pad expansion, an additional storm water pond, treatment pond and improvements to mine infrastructure.

The Company is in the process of installing an additional crusher between the existing primary and secondary crushers. This investment is expected to reduce crusher discharge size to the optimal level and increase crusher throughput capacity. The Company spent $0.4 million to acquire the crusher and transport it to the mine site. An additional $1.2 million is budgeted for electrical, engineering and related installation work, and will be incurred in the second quarter of 2007.  The Company also invested in excess of $0.6 million in the first quarter on its planned overland conveyor stacking system, which will eliminate truck loading of the leach pad. It is anticipated that this project will reduce leach pad costs, and increase mobile equipment availability as these trucks can be used elsewhere within the Mine.

Leach pad expansion activities cost $0.9 million in the first quarter of 2007. An additional $0.2 million is budgeted to complete the leach pad expansion and is expected to be incurred in the second quarter of 2007.

The Company also invested in excess of $0.5 million on general mine site infrastructure projects during the first quarter of 2007. These expenditures were incurred to improve the Company’s existing laboratory facilities, truck shop, warehouse, fuel station and process plant.

Exploration and Mine Development Activities

Exploration activities in 2007 are focused primarily on near-mine resource-definition projects at Gap and San Carlos and regional exploration at Bajios, Cerro Pelon and Puerto del Aire.

During the first quarter of 2007, the Company invested $658,000 in exploration activities, of which approximately $250,000 was incurred in relation to surface exploration drilling at Gap. The Gap area is currently the Company’s highest priority exploration target as it has similar geologic characteristics to the high-grade Escondida Hanging Wall Zone.

A large, blind area of concealed silica alteration has been identified in the Gap area that hosts both high-grade and thick lower-grade gold intercepts. Silica alteration has been encountered in all but two drill holes to date, delineating an area approximately 500 meters long by 150 meters wide, and up to 110 meters thick. Mineralization at the Gap area is continuous with El Victor, with 1,100 meters of strike length identified to date to the trend of mineralized intercepts from El Victor through Gap. An additional 250 meters of strike length remains to be explored until the Escondida deposit is encountered.

Drilling to date consists of 17 inclined reverse-circulation holes on 50 meter centers (3,848 meters), stepping out to the west from previous El Victor/Gap intercepts. Drilling has resulted in the identification of several high-grade gold intercepts.

The El Victor resource estimate is on track for the second half of 2007. All drill holes have been processed and assays received. A total of 137 surface and underground holes representing 12,800 meters were drilled in total.

The exploration budget for 2007 of $5.8 million includes $0.5 million for resource expansion at El Victor and Puerto del Aire and $1.7 million for resource expansion activities at Gap. The remaining $3.6 million will primarily be invested in exploration drilling activities at Bajios, San Carlos, Cerro Pelon, El Realito and El Carricito.

Liquidity and Capital Resources

In February 2005, the Company issued a $40.3 million (CDN$50 million) 5.5% convertible unsecured subordinated debenture maturing on February 15, 2010, net of a 3.5% underwriters’ fee. The debenture bears interest at an annual rate of 5.5%, payable semi-

annually in arrears on February 15 and August 15 of each year. The debenture is convertible into common shares at a rate of 18.86792 common shares for each CDN$100 principal amount of debenture.

In May 2006, the Company received approval from a majority of the holders of the debenture to amend the terms of the trust indenture agreement to allow early conversion of the outstanding debenture. The Company offered debenture holders an incentive conversion ratio, resulting in approximately 97% of the outstanding debentures being converted into common shares of the Company at conversion ratios between 20.3824 and 20.5907 common shares of the Company for each CDN$100 principal amount of debenture. In conjunction with the conversion, the accrued interest payable to the debenture holders that opted to convert, was paid in common shares at a rate of 18.86792 for each CDN$100 principal amount of debenture.

The early conversion of substantially all of the convertible debentures has benefited the Company by significantly reducing its long-term debt and eliminating the accretion, interest and foreign exchange costs associated with the converted debentures.

The Company has an unsecured $10 million revolving line of credit with a bank, available for general corporate purposes. At March 31, 2007, $3 million had been drawn on this facility.  The current term expires in July 2007 but may be extended, by mutual agreement, for a further one-year term.

At March 31, 2007, the Company had $5.3 million in cash and cash equivalents compared to $4.9 million at December 31, 2006. The increase in the Company’s cash position throughout the first quarter of 2007 has been the result of positive cash flows from operating activities exceeding the Company’s investments in mineral property, plant and equipment.

The Company’s working capital position improved throughout the first quarter of 2007 from a working capital surplus at December 31, 2006 of $32.9 million to $35.2 million at March 31, 2007. During the first quarter, the Company generated in excess of $4.9 million in cash flows from operating activities (before changes in non-cash working capital), which were reinvested into non-cash working capital items. Significant investments in working capital in the first quarter included $1.2 million for in-process and dore gold inventories. In addition, Mexican value added tax receivables increased $0.8 million in the first quarter of 2007. The investment for in-process gold inventory reflects all costs required to load gold-bearing ore onto the leach pad for processing into a gold/silver dore product. The increase in Mexican value added tax receivables is due to delays in the reimbursement of amounts receivable from the Mexican government. The Company has recently filed a change of status request, which is expected to improve collection times and accordingly reduce the future outstanding receivable balance.

Accounts payable and accrued liabilities decreased marginally from $5.8 million at December 31, 2006 to $5.7 million at March 31, 2007.

Changes in Accounting Policy and Presentation

Effective January 1, 2007, the Company has adopted the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, Financial Instruments – Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income; and Section 3861, Financial Instruments – Disclosure and Presentation.

Adoption of Section 3855, Financial Instruments – Recognition and Measurement, resulted in the Company classifying its investment in the common shares of Morgain Minerals Inc. (“Morgain”) as available-for-sale on its interim consolidated balance sheets. The common shares of Morgain were received as consideration on disposal of the Company’s La Fortuna property and certain inactive subsidiaries. At the transaction date, the net book value of the La Fortuna property and the inactive subsidiaries approximated the value of the consideration received of $1.1 million and no gain or loss was recognized on the transaction.

Available-for-sale financial assets are carried at fair value with changes in fair value recorded in other comprehensive income. In determining fair value, the Company has considered the significance of its Morgain common share holdings and the likelihood that it could readily liquidate its shareholdings at the quoted market price. The Company has determined that the fair value of its holdings is not objectively determinable and is carrying its investment in Morgain shares at historical cost.

The Company holds other investments in securities of publicly-traded corporations which are recorded at historical cost, which approximates fair value, and classified as available-for-sale.

The Company does not apply hedge accounting to its derivative financial instruments and is not impacted by Section 3865, Hedges.

The Company has adopted Sectioin 1510, Other Comprehensive Income and has changed the format of its statements of operations and comprehensive income, and statements of deficit accordingly.

Internal Control over Financial Reporting

Management is responsible for the design of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with accounting principles generally accepted in Canada. Based on a review of its internal control procedures at the end of the period covered by this MD&A, management believes its internal controls and procedures are effective in providing reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

Changes to Internal Control over Financial Reporting

During the Company’s 2006 year-end inventory count, internal control weaknesses were identified in relation to the physical handling and allocation of costs associated with parts and supplies inventories. Management believes that the internal control weaknesses identified had no material impact on reported financial information, as substantive and other testing procedures were applied to validate the reported amounts. In the first quarter of 2007, the Company has implemented monthly cycle counts and improved its control procedures with respect to parts and supplies inventories to ensure physical existence and accurate costing.

Other than as described above, there have been no other significant changes to the Company’s internal control over financial reporting that occurred during the most recent interim period ended March 31, 2007 that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as of March 31, 2007 and have concluded that these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company.

Off-Balance Sheet Arrangements

The Company has entered into gold sales contracts which may, in certain circumstances, be classified as off-balance sheet arrangements. Due to the nature of the contracts entered into, the marked-to-market value of these contracts has been recorded on the balance sheet.

At March 31, 2007, the Company had fixed forward contracts to sell 6,100 ounces of gold to counterparties in April and May of 2007, resulting in the recognition of a marked-to-market loss of $121,000 as the forward contract price was below the March 31, 2007 spot gold price.

Commitments Table

The following table summarizes the Company’s contractual obligations at March 31, 2007.

Payments due by period ($000)

	Total	Less than 1 year	2 - 3 years	4 – 5 years	More than 5 years

Contractual Obligations
Convertible debenture	1,486	70	1,416	-	-
Bank loan	3,000	3,000	-	-	-
Operating lease	756	108	216	216	216
Capital lease obligations	8,950	2,301	4,602	2,047	-
Employee future benefits (1)	850	-	-	-	850
Asset retirement obligations	4,450	-	-	-	4,450
	19,492	5,479	6,234	2,263	5,516

Contractual obligations also exist with respect to royalties, however, gold production subject to royalty cannot be ascertained with certainty and the royalty rate varies with the gold price.

(1)

Certain termination benefits are provided to Mexican employees on involuntary termination at the end of the life of the mine, as mandated by Mexican Labour Law. In certain circumstances, the Company must also pay other contractual termination or severance benefits, the timing and amount of which are contingent on factors outside of the Company’s control.

Related Party Transactions

The Company received consulting services from one director on a fee for services plus retainer basis, resulting in an ongoing commitment. Total contractual fees paid were $13,000 in each of the three-month periods ended March 31, 2007 and 2006. These transactions have occurred in the normal course of operation and are measured at their fair value.

Outstanding Share Data

The table below describes the terms associated with the Company’s outstanding and diluted share capital:

As at May 7, 2007
Common shares
- Common shares outstanding	93,799,229

Stock options
- Average exercise price CDN$5.15. Approximately 66% vested.	7,057,500

Convertible debentures
- Face value CDN$1.47 million. Convertible into common shares at a rate of 188.6792 common shares for each CDN$1,000 principal amount of debentures.	277,547

Outlook

Gold production is expected to increase consistently throughout the 2007 year. Monthly gold production in the first quarter of 2007 increased from 7,000 ounces in January to over 10,000 ounces in March. Gold production for the month of April 2007 was in excess of 10,000 ounces. The Company believes that this level of production is sustainable for the remainder of the second quarter of 2007, but expects a substantial increase in gold production in the third and fourth quarters of 2007. Additional investments in capital equipment, specifically, the additional crusher is expected to ensure the Company meets and exceeds its targeted throughput rates of 15,000 crushed tonnes of ore per day at or below the optimal crusher discharge size.

The Company plans to release a resource estimate on the El Victor project in the second half of 2007.

The Company expects to receive the results of a milling trade-off study in the second quarter of 2007. Following review of this independent report, the Company intends to evaluate its options with respect to mill processing Escondida ore and high grade areas of the Estrella deposit.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period.  Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company’s accounting policies and estimates used in the preparation of the consolidated financial statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process. For a discussion of the Company’s critical accounting estimates, refer to the December 31, 2006 and 2005 MD&A available at www.sedar.com.

Risk Factors and Uncertainties

The financing, exploration, development and mining of any of the Company's properties is subject to a number of factors including the price of gold, laws and regulations, political conditions, currency fluctuations, hiring qualified people and obtaining necessary services in jurisdictions where the Company operates.  The current trends relating to these factors are favourable but could change at any time and negatively affect the Company's operations and business.

The nature of risks and uncertainties are discussed more fully in the 2006 Annual Information Form filed by the Company available at www.sedar.com.

Forward-Looking Statements

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

This MD&A contains forward-looking statements concerning the Company's plans for its properties and other matters within the meaning of Section 21E of the Securities Exchange Act of the United States. Forward-looking statements include, but are not limited to, statements with respect to anticipated commencement dates of mining expansions, operations, projected quantities of future metal production, anticipated production rates and mine life, operating efficiencies, costs and expenditures and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning proven and probable reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral resources or mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements."  Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.